UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to

Commission File Number 1-13102

A.	Full title of the Plan:
          FIRST INDUSTRIAL, L.P. 401 (K) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          FIRST INDUSTRIAL REALTY TRUST, INC.
          311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606
          REQUIRED INFORMATION
FINANCIAL STATEMENTS:
Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are attached hereto. Such financial statements and schedules are included in the Report in lieu of the information required by Items 1-3 of Form 11-K.

First Industrial, L.P. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

First Industrial, L.P. 401(k) Plan
Index
December 31, 2005 and 2004

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 (“ERISA”) not included as part of these statements are not applicable to the First Industrial, L.P. 401(k) Plan.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
  First Industrial, L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First Industrial, L.P. 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Chicago, Illinois
June 29, 2006

First Industrial, L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair value (see Note 3)	$14,230,051	$12,080,061
Employer contribution receivable	357,705	304,665

Net assets available for benefits	$14,587,756	$12,384,726

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005 and 2004

	2005	2004
Additions
Additions to net assets attributed to investment income:
Interest and dividends	$524,565	$376,204
Interest from participant loans	12,109	12,549

	536,674	388,753

Contributions:
Participant	2,384,005	1,815,953
Employer	357,869	304,665

	2,741,874	2,120,618

Net appreciation in fair value of investments (see Note 3)	503,535	990,744

Total additions	3,782,083	3,500,115

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	1,577,649	1,170,924
Administrative expenses	1,404	1,370

Total deductions	1,579,053	1,172,294

Net additions	2,203,030	2,327,821
Net assets available for benefits:
Beginning of year	12,384,726	10,056,905

End of year	$14,587,756	$12,384,726

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Plan Description

The following description of the First Industrial, L.P. 401(k) Plan (the “Plan”) is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the “Employer”). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limits. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer’s qualified plans.

Each year, the Employer will determine the amount, if any, which will be contributed to the Plan, however participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.

In no event shall the contributions credited to a participant’s account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.

Participant Accounts

Each participant’s account is credited with that participant’s contributions and allocations of a) the Employer contribution, if any, and b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant’s elective accounts in the proportion to which each such account bears to the total of all such asset accounts.

Vesting

All participant and Employer contributions and earnings thereon are fully and immediately vested.

Participant Loans

Within the limits of IRS regulations, which change from time-to-time, a loan may be requested for any reason by a participant.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:

(1) 50% of the participant’s vested account balance, or

(2) $50,000, minus the highest outstanding loan balance in the prior 12 months.

The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the loan. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial pre-payments are not permitted.

Payment of Benefits

Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. The participant is required by law to receive a minimum required distribution from the Plan, unless he/she is a 5% owner of the Employer, no later than April 1 following the year he/she reaches 70 1/2 years old. A 5% owner of the Employer must receive a minimum distribution no later than April 1, of the calendar year following the calendar year he/she turns 70 1/2 years old.

Administrative Expenses

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Reclassification

Certain 2004 amounts have been reclassified to conform to the 2005 presentation.

Valuation of Investments

Shares of registered investment funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan invests in a collective trust fund. Fidelity Managed Income Portfolio, the collective trust, may invest in short and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts or wrap contracts, comprising underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and a “wrapper” contract issued by a third party, and cash equivalents represented by units of money market portfolio. Investments in GICs, BICs and wrap contracts are valued at contract value, which represents invested principal plus accrued interest. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
synthetic investments contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.80% and 4.04% for the years ended December 31, 2005 and 2004, respectively.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Unrealized appreciation (depreciation) in fair value of investments is the difference between the fair value and the cost of the investment. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans are stated at amortized cost. Differences, if any, from fair value are not considered material in relation to net assets. At December 31, 2005 and 2004, there were no loans in default that exceeded the participants’ vested account balances.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
The Plan intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements. Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

3.	Investments

The investment assets of the Plan as of December 31, 2005 and 2004 were held, and all transactions therein were executed, by the Trustee, under terms of the trust agreement.

Participants in the Plan may direct the Trustee to invest their account balances in one or more of twenty investment options, including First Industrial common stock. The following is a summary of those investments held at December 31, 2005 and 2004 that individually exceed five percent of net assets available for benefits:

	2005	2004
Fidelity Managed Income Portfolio	$1,120,688	$839,220
Fidelity Balanced Fund	1,202,605	896,103
Fidelity Equity-Income Fund	1,301,961	1,154,520
Fidelity Spartan U.S. Equity Index Fund	2,121,545	1,926,074
Fidelity Dividend Growth Fund	1,545,902	1,340,290
Baron Asset Fund	1,325,743	1,145,283
Fidelity Freedom 2010 Fund	740,052	638,469
Fidelity Freedom 2020 Fund	746,477	528,136
Fidelity Diversified International Fund	1,185,534	905,871
Fidelity Real Estate Investment Portfolio	1,111,832	979,292
During 2005, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by ($23,275) and $526,810, respectively. During 2004, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $68,131 and $922,613, respectively.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
4.	Plan Termination

Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan and the payment of contributions will be indefinite. Each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided, however, that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.

5.	Tax Status

The IRS has determined and informed the Employer by letter dated August 11, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded by the Plan.

6.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses paid by the Plan for the years ended December 31, 2005 and 2004 were $1,404 and $1,370, respectively. Expenses paid by the Employer to the Trustee for recordkeeping and investment management services were $30,476 and $38,979 for the years ended December 31, 2005 and 2004, respectively.

SUPPLEMENTAL SCHEDULE

First Industrial, L.P. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of investment
		including maturity date, rate of
	(b) Identity of issue, borrow, lessor or	interest, collateral, par, or		(e) Current
(a)	similar party	maturity value	(d) Cost**	Value
*	First Industrial Realty Trust, Inc.	Common Stock		$455,558
*	Fidelity Managed Income Portfolio	Collective Trust		1,120,688
*	Fidelity U.S. Bond Index Fund	Registered Investment Fund		438,866
*	Fidelity Balanced Fund	Registered Investment Fund		1,202,605
*	Fidelity Equity-Income Fund	Registered Investment Fund		1,301,961
*	Fidelity Real Estate Investment Portfolio	Registered Investment Fund		1,111,832
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Fund		2,121,545
*	Fidelity Dividend Growth Fund	Registered Investment Fund		1,545,902
	Baron Asset Fund	Registered Investment Fund		1,325,743
*	Fidelity Freedom Income Fund	Registered Investment Fund		88,739
*	Fidelity Freedom 2000 Fund	Registered Investment Fund		70,302
*	Fidelity Freedom 2005 Fund	Registered Investment Fund		486
*	Fidelity Freedom 2010 Fund	Registered Investment Fund		740,052
*	Fidelity Freedom 2015 Fund	Registered Investment Fund		37,390
*	Fidelity Freedom 2020 Fund	Registered Investment Fund		746,477
*	Fidelity Freedom 2025 Fund	Registered Investment Fund		8,130
*	Fidelity Freedom 2030 Fund	Registered Investment Fund		415,327
*	Fidelity Freedom 2035 Fund	Registered Investment Fund		7,614
*	Fidelity Freedom 2040 Fund	Registered Investment Fund		119,908
*	Fidelity Diversified International Fund	Registered Investment Fund		1,185,534
	Participant loans	Loans to Participants		185,392
		(maturities range from 1 to 9
		years, interest rates range from
		6.75% to 9.50%).

				$14,230,051

*	Denotes party in interest

**	Cost information may be omitted with respect to participant or beneficiary directed transactions.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the “Plan Administrators”)) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST INDUSTRIAL, L.P. 401 (K) Plan

	By:	FIRST INDUSTRIAL, L.P., as Plan Administrator

	By:	FIRST INDUSTRIAL REALTY TRUST, INC, as
sole general partner of First Industrial, L.P.

Date: June 29, 2006	By:	/s/ Scott A. Musil

Scott A. Musil
Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.

23	Consent of PricewaterhouseCoopers LLP